05038758

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 CHRISTOPHER STREET
(No. and Street)

LONDON (City) (State) EC2A 2BS, U.K. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORRAINE BAINES +44 20 7862 0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address) LONDON (City) U.K. (State) SE1 2AF (Zip Code)

RECD S.E.C.
FEB 28 2005
513

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. SEGEL, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS, LLC, as of 31 DECEMBER, 2004, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to at London, England this 24th day of February 2005
before me:

Signature

Title

Notary Public

Notary Public London, England
(RUTH M. CAMPBELL)

CHEESWRIGHTS
10 PHILPOT LANE
LONDON
EC3M 8AA

My Commission Expires with Life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MAKO FINANCIAL MARKETS, L.L.C.

Year Ended December 31, 2004
with Report and Supplemental Report of Independent Auditor

CONTENTS

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITOR

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but the Supplemental Information is required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditor
London
February 25, 2005

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

	USD '000s
ASSETS	
Property and equipment (net of accumulated depreciation of $26,000)	11
Cash	76
Receivable from clearing broker	139
Brokerage receivable	55
Total assets	**281**
LIABILITIES AND MEMBER'S CAPITAL	
Other liabilities and accrued expenses	38
Total liabilities	**38**
Commitments	
Member's capital	243
Total liabilities and member's capital	**281**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

STATEMENT OF OPERATIONS

Year ended December 31, 2004

	USD '000s	USD '000s
Income		
Net income	171	
Dividends and interest	95	
		266
Expenses		
Floor brokerage and clearance fees	36	
Compensation and related benefits	190	
Communications	21	
Professional fees	5	
Other	5	
		(257)
Net Income		9

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2004

	USD '000s
Balance at January 1, 2004	141
Capital contribution	93
Net income	9
Balance at December 31, 2004	**243**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

	USD '000s	USD '000s
Cash flows from operating activities		
Net income		9
Adjustments to reconcile net loss to net cash used in operating activities		
Change in operating assets		
Receivable from clearing broker	(22)	
Brokerage receivable	(43)	
		(65)
Change in operating liabilities		
Other liabilities and accrued expenses	(120)	
		(120)
Net cash used in operating activities		**(176)**
Cash flows from financing activities		
Capital contribution	93	
Net cash provided by financing activities		93
NET DECREASE IN CASH		**(83)**
Cash at beginning of year		159
Cash movement during the year		(83)
Cash at end of year		**76**

The accompanying notes are an integral part of this statement.

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the National Association of Securities Dealers, Inc. The Company is wholly owned by Mako Global Derivatives, L.L.C. (the "Parent"), which is wholly owned by Mako Global Derivatives Executives, L.L.C. ("Executives").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized on an accruals basis, based on the trade date of the transaction.

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method.

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit in the event that the Company momentarily holds positions due to a third party default.

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal state or local income taxes is recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Actual results could differ from those estimates.

(in USD 000's)

NOTE B (CONTINUED)

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker for losses the broker may sustain from the customer accounts introduced by the Company.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 which requires the maintenance of a minimum net capital of the greater of $5,000 or 6 2/3 % of the aggregate indebtedness as defined. Net capital changes from day to day, but at December 31, 2004, the Company had net capital of $177,000, which exceeded its requirement of $5,000 by $172,000. The ratio of aggregate indebtedness to net capital was 21% as at December 31, 2004.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

SUPPLEMENTARY INFORMATION

Mako Financial Markets, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION

December 31, 2004

SCHEDULE I

	USD '000s
Total equity	243
Non-allowable items	
Property and equipment	(11)
Brokerage receivable	(55)
Net capital	177
Minimum capital required	(5)
Excess net capital	172

No material differences exist between the above computation and the computation included in the Company's corresponding un-audited Form X-17A-5 Part II filing as of December 31, 2004.

SCHEDULE II

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

Supplemental Report of Independent Auditor on Internal Control Required by SEC Rule 17a-5

To the Member of
Mako Financial Markets, L.L.C.

In planning and performing our audit of the statement of financial condition and supplemental schedules ("the financial statements") of Mako Financial Markets, L.L.C. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding customer and firm securities and assets, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of rule 15c3-3;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Recordation of differences required by rule 17a-13;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act ("CEA") and the regulations thereunder, and the segregation of funds based on such computations; and

5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess

ERNST & YOUNG

whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) and Regulation 1.16 list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm securities and assets, and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 ("SEA") and by the CFTC for its purposes in accordance with the CEA and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's and CFTC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the SEA or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditor
London
February 25, 2005